3560 Bassett Street, Santa Clara, CA 95054-2704
www.intevac.com            T 408 986 9888           F 408 727 5739
July 1, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Webb, Accounting Reviewer

Re:	Intevac Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009
Ladies and Gentlemen:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated May 29, 2009, from Mr. Jay Web to Mr. Jeffrey Andreson of Intevac Inc. (“Intevac” or “the Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. Intevac’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
Form 10-K for the year ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24 Critical Accounting Policies, page 33.
1. We note that in the fourth quarter of 2008 you recorded an impairment charge of $10.5 million for goodwill and purchased technology intangible assets “due to a decline in market value and lower revenue expectations in light of current operating performance and future operating expectations”. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:
• We note that you indicate estimates of fair value are primarily determined using discounted cash flows and a market multiples approach. In addition to disclosing each of the valuation methodologies used, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
• A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
• If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:
In response to your comments, the following describes how Intevac tested goodwill for impairment for the year ended December 31, 2008.
For each of our reporting units, Intevac reviews goodwill for impairment annually during our fourth fiscal quarter based upon the financial statement balances as of the end of the third fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). For the 2008 annual impairment review, Intevac’s two reporting units were the same as its reportable segments: Equipment and Intevac Photonics.
Intevac completed its annual goodwill impairment tests as of September 27, 2008, and determined that no indicators of impairment existed as of that date. In order to determine if an impairment existed Intevac estimated the fair value of each reporting unit and compared this value to the recorded net assets of the reporting unit, including goodwill. Intevac used two valuation methodologies for its reporting units, with each approach given equal weighting: the income approach and the market approach. The income and market approaches were selected as management believes that these approaches generally provide the most reliable indications of value when the value of the operations is more dependent on the ability to generate earnings than on the value of the assets used in the production process. The income approach estimates the fair value of a reporting unit based on the present value of estimated future cash flows, while the market approach estimates the fair value based on market multiples of revenue or earnings for comparable companies. Each valuation technique has advantages and drawbacks, which must be considered when applying those techniques. The income approach closely correlates to management’s expectations of future results but requires significant assumptions which can be highly sensitive. The market approach is relatively straightforward to measure, but it may be difficult to find directly comparable companies in the marketplace.
Using the income approach the estimated fair value of the reporting units was computed as follows for the fiscal 2008 annual impairment test. The projected discounted cash flows for each reporting unit were based on a discrete five-year financial forecast developed annually by management by evaluating historical trends, current budgets, operating plans and industry projections. Cash flows beyond the discrete forecast were estimated using terminal value calculations. Future cash flows were discounted to present value using Intevac’s Weighted Average Cost of Capital calculated using the Capital Asset Pricing Model plus a size premium. In order to evaluate the sensitivity of the fair value calculations in the goodwill impairment test, we applied a hypothetical 20% decrease to the fair values of each reporting unit which we believe represented a reasonable possible change when we performed the test. This hypothetical 20% decrease did not change the results of our impairment testing.
Intevac also applied the guideline company method under the market approach. Intevac selected several comparable companies for each of the Equipment and Intevac Photonics reporting units and calculated their revenue and earnings multiples based on their most recently available financial information and related stock prices as of September 27, 2008. Intevac selected the following comparable companies for the Equipment reporting unit: Seagate Technology and Western Digital, both of which are hard disk drive manufacturers, and Veeco Instruments, Xyratex Ltd., Ultratech Inc. and Mattson Technology, all of which are capital equipment companies of a similar nature to Intevac’s Equipment business. Intevac selected as comparable companies for the Intevac Photonics reporting unit Axsys Technologies, Inc., DRS Technologies, Inc., FLIR Systems, Inc. and Roper Industries, Inc. based upon similarity of product lines to Intevac Photonics. Intevac believes that these same companies also serve as benchmarks for external views of Intevac’s performance.
In the fourth quarter of fiscal 2008, Intevac experienced a significant decline in its stock price and concluded that there were sufficient indicators to require Intevac to perform an interim goodwill impairment analysis as of November 22, 2008. As a result of the decline in its stock price, Intevac’s market capitalization fell significantly below the recorded value of its consolidated net assets. To perform the interim impairment analysis, Intevac engaged a third-party valuation firm. Using the same comparable companies mentioned above, the third-party valuation firm determined the fair value of the reporting units using the market approach which used multiples of revenues and earnings and applied them to determine each reporting unit’s value. The valuation firm did not use the income approach because as a result of the Company’s market capitalization falling below its book value, the sum of the fair values of the reporting units using a discounted cash flow valuation was significantly higher than the Company’s market capitalization plus a reasonable control premium. Due to the change in facts and circumstances, management believed that it was appropriate to change to the market approach as Intevac’s single valuation technique as it resulted in a measurement that better represented fair value. As a result of this goodwill impairment test, Intevac concluded that the carrying amount of the goodwill in the Equipment reporting unit exceeded its implied fair value and recorded an impairment charge of $9.7 million. The goodwill associated with the Intevac Photonics segment was not impaired.
In future filings, Intevac will expand its disclosure to more specifically describe the processes it follows in its impairment analysis.
Financial Statements, page 37.
Notes to Consolidated Financial Statements, page 43.
1. Significant Accounting Policies, page 43.
2. We note from your discussion on page 3 that you sell technology upgrades. Please tell us more about the technology upgrades, including what an upgrade purchase typically consists of and how you recognize revenue related to these sales. If material, please revise your disclosure in future filings to tell investors the nature of the technology upgrades that you sell and how you recognize revenue.
Response:
Intevac’s Equipment products are extendible. To help customers optimize their capital equipment investment, Intevac offers its customers technology upgrades which extend the capability of their equipment. These advanced technology improvements are installed on customer-owned systems to achieve increased performance, longer useful life, ease of maintenance and higher reliability. An upgrade purchase typically consists of parts and is installed in the field on the customer-owned system by an Intevac field service representative. Sales prices of Intevac upgrade products range from less than $100,000 up to $1.0 million.
As stated in Intevac’s revenue recognition policy as disclosed in Note 1 Summary of Significant Accounting Policies — Revenue Recognition, revenue on technology upgrades is recognized when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have passed to the customer or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Sales of technology upgrades generally result in revenue recognition at the following points: (1) for all transactions where legal title passes to the customer upon shipment, Intevac recognizes revenue upon shipment for all products that have been demonstrated to meet product specifications prior to shipment; (2) for products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized at customer acceptance; and (3) for arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. If legal title does not pass upon shipment, revenue is not recognized until the later of the period referenced above and passing of legal title. In certain cases, technology upgrade sales are accounted for as multiple-element arrangements usually split between delivery of the parts and installation on the customer’s systems. In these cases, Intevac recognizes revenue for the fair market value of the parts upon shipment and transfer of title, and recognizes revenue for the fair market value of installation services when those services are completed.
Intevac will revise its future filings to clarify that its revenue recognition policies apply to technology upgrades the same way that they apply to sales of systems and other products.
3. We also noted from your discussion on page 7 that you sell products through a distributor in certain countries. If material, please revise your disclosure in future filings to provide details to the extent that your revenue recognition policy differs among the various marketing venues used by the Company, i.e. distributors, end-users, etc. Also, if the policies vary for revenue transactions in different parts of the world, those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates and price protection or similar privileges, if any, and how these impact revenue recognition.

Response:
Intevac’s revenue recognition policies do not differ between sales to end users and sales to distributors. Intevac sells equipment to a Japanese distributor, Matsubo Corporation (“Matsubo”) at a discount from list price, who resells the equipment to hard disk drive manufacturers in Japan. Intevac recognized revenue on sales to Matsubo of $57.4 million in 2006 (22.1% of total revenue), $27.4 million in 2007 (12.7% of total revenue) and $5.5 million in 2008 (5.0% of total revenue). As disclosed in Note 13 Commitments and Contingencies, Intevac offers a three month warranty on systems sold to Matsubo. Under the distribution agreement with Matsubo, there are no rights of return; no significant post-shipment obligations; credits, rebates, price protection or similar privileges. Matsubo installs the equipment in the end user’s facility and provides after-sale service to the end user. Management believes that its existing disclosures are sufficient as Intevac’s revenue recognition policy as described above in response to Question 2, applies to its sales to distributors in exactly the same way it applies to end users.
Goodwill and Purchased Intangible Assets, page 44.
4. We note that during the fourth quarter of fiscal 2008 you wrote off all $9.7 million of goodwill in your Equipment reporting unit. In future filings please expand this note to include details of your goodwill accounting impairment policies. For example, consider discussing the reporting level at which the impairment tests are done, the two-step impairment tests used to identify potential goodwill impairments and how you measure any impairment losses. Also consider disclosing the basis of your related fair value measurements. Refer to SFAS 142.
Response:
In future filings, Intevac will expand its disclosure to more specifically describe the processes it followed in applying paragraphs 19 — 22 of SFAS 142 and the two-step impairment test, and how it measured fair value for purposes of testing for impairment. Intevac will also expand its disclosure regarding how it identified its reporting units and how it has allocated goodwill to those reporting units. Intevac anticipates future disclosures may read substantially as follows:
Goodwill and Purchased Intangible Assets
Goodwill and purchased intangible assets with indefinite useful lives are not amortized, but are reviewed for impairment annually during the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. For goodwill, Intevac performs a two-step impairment test. In the first step, Intevac compares the fair value of each reporting unit to its carrying value. Intevac’s reporting units are consistent with the reportable segments identified in Note XX, based on the manner in which Intevac operates its business and the nature of those operations. Depending on the facts and circumstances Intevac determines the fair value of each of its reporting units based upon the most appropriate valuation technique using the income approach, the market approach or a combination thereof. The income and market approaches were selected as management believes these approaches generally provide the most reliable indications of value when the value of the operations is more dependent on the ability to generate earnings than on the value of the assets used in the production process. Under the income approach Intevac calculates the fair value of the reporting units based on the present value of estimated future cash flows. Under the market approach Intevac estimates the fair value based on market multiples of revenue or earnings for comparable companies. Each valuation technique has advantages and drawbacks, which must be considered when applying those techniques. The income approach closely correlates to management’s expectations of future results but requires significant assumptions which can be highly sensitive. The market approach is relatively straightforward to measure, but it may be difficult to find directly comparable companies in the marketplace. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then Intevac would perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, Intevac would record an impairment loss equal to the difference.

Intevac’s methodology for allocating the purchase price relating to purchase acquisitions is determined through established and generally accepted valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Intevac assigns assets acquired (including goodwill) and liabilities assumed to a reporting unit as of the date of acquisition.
11. Income Taxes, page 58.
5. We note that you recorded a significant tax benefit in 2008 based upon management’s belief that you could both carry back losses and carry forward credits to future years where you would generate taxable income. Please tell us the facts and circumstances surrounding your determination that it was appropriate to record this significant benefit in 2008. As part of your response please reconcile your assumption regarding future taxable income with your current losses and projections for a continued weak economy.
Response:
In 2008, Intevac reported a pretax loss and income tax benefits. The income tax benefits were primarily within the United States Federal jurisdiction, including Federal current and deferred benefits. The Federal current benefit was due primarily to a refund from carrying back the 2008 net operating loss entirely to the 2006 tax year. Sufficient ordinary taxable income was reported in the 2006 tax year to provide a refund from the carryback claim. The 2008 Federal deferred benefit included temporary differences and research and development (“R&D”) credits. At December 31, 2008, Intevac had net Federal deferred income tax assets of approximately $13.6 million, of which $3.2 million related to R&D and Minimum Tax credits.
Intevac assessed the realizability of the tax benefits for the above deductible temporary differences and carry forwards under SFAS 109 paragraphs 20 through 25. Intevac establishes valuation allowances on its deferred tax assets when it is more likely than not that the deferred tax assets will not be recoverable. In assessing the need for a valuation allowance, Intevac estimates future reversals of existing taxable temporary differences, future taxable income and the feasibility of ongoing tax planning strategies.
In future years, Intevac will need to generate approximately $38 — $40 million of taxable income in order to realize the Federal deferred tax assets recorded as of December 31, 2008. Given the long term business outlook discussed below, management expects to generate sufficient taxable income in future periods to utilize the tax benefits. Management believes that the positive factors overweigh the negatives, and therefore no valuation allowance is needed on the Federal deferred income tax assets.
Positive factors
•	The hard disk drive equipment business has a long-term growth trend because of the constantly increasing complexity of technologies for hard disk drives and the constantly increasing demand for electronic storage. As the demand for storage increases, the hard disk drive industry has to adopt new technologies such as patterned media recording and other advanced magnetic recording solutions to respond to this demand. Such new and advanced technologies will require Intevac’s customers to invest in new production processes that will in turn warrant strategic investments in state-of-the-art capital equipment. For Intevac, this growth is expected to result in future taxable income which will provide Intevac with the ability to utilize its tax attributes.
•	Additionally, the Photonics business is expected to grow significantly over the next five years due to the proliferation of its products into military and commercial applications.
•	Intevac has a history of generating taxable income during certain periods and generated taxable income in 2005, 2006 and 2007. Also, historically Intevac has been able to utilize all of its tax benefits and none of its future tax benefits have expired unused.

Negative factors
•	Intevac’s Equipment business is highly cyclical. During 2008 and the first quarter of 2009, the hard disk drive industry was in a down cycle and Intevac downsized operations in the fourth quarter of 2008 to respond to these conditions.

•	The current down cycle is expected to last at least until the latter part of 2009.
•	The position Intevac takes with respect to its deferred tax assets may change in the future, as it may be affected by the success or failure of Intevac’s strategies and overall global economic conditions.
In conclusion management diligently reviews the recoverability of its tax assets and believes that the Company based upon its long term financial outlook will generate taxable income to use these tax attributes.
Item 9A. Controls and Procedures, page 67.
Management’s Discussion Report on Assessment of Internal Controls Over Financial Reporting, page 67
6. Please revise in future filings to include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. We refer you to Item 308(a)(4) of Regulation S-K.
Response:
The effectiveness of Intevac’s internal control over financial reporting as of December 31, 2008 has been audited by Grant Thornton LLP, Intevac’s independent registered public accounting firm, as stated in their report which appears on page 68 of the 2008 Annual Report on Form 10-K. We will add the expanded disclosure in our future filings.
Item 11. Executive Compensation, page 69.
Performance-based annual cash bonus
7. We note from your discussion on page 19 that you have not disclosed or quantified the specific goals and targets for your named executive officers to achieve to receive their target bonus amounts. While they did not receive bonus compensation this year, you should provide disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific levels, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals or targets, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response:
Management does not believe that the disclosure of the specific performance targets is required or appropriate, because such information would constitute confidential trade secrets and/or confidential commercial or financial information, the disclosure of which would result in competitive harm to Intevac. Therefore, they can be excluded under Instruction 4 to Item 402(b) of Regulation S-K. The explanation for this conclusion is set forth below.
Instruction 4 provides that registrants are not required to disclose target levels involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment pursuant to

Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 (17 CFR 240.24b-2), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.
Exemption 4 has been interpreted as providing protection from disclosure of information that is (i) commercial or financial, (ii) obtained from a person and (iii) privileged or confidential. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C., Cir. 1979); National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974), subsequent appeal sub nom. National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). Under the applicable standard, in order to show the likelihood of competitive harm, it is not necessary to show actual competitive harm. National Parks and Conservation Association v. Morton, 498 F.2d at 770.
Intevac believes that the specific cash bonus performance targets clearly meet the three requirements referred to above:
(a) They constitute commercial or financial information;
(b) They were obtained from a person; and
(c) They are confidential.
Trade Secrets and Commercial or Financial Information.
The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.”
The target levels of the MBO goals established by the Compensation Committee, as described in Intevac’s Proxy Statement filed with the Commission on April 2, 2009 (the “Proxy Statement”), depending on the named executive officer, deal with matters such as business results, market development, product excellence and strategic objectives. In short, the target levels of the performance objectives specifically relate to Intevac’s commercial operations and financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.
Provided by a Person.
Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327.
Accordingly, the second prong under Exemption 4 has been satisfied as Intevac is a corporation, and thus the information is being obtained from a person.
Privileged or Confidential Information.
Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained.

S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.
As noted in the Proxy Statement, the MBO goals are based, depending on the named executive officer, on targets related to business results, market development, product excellence and strategic objectives. The target levels are derived from Intevac’s annual operating plan and budget for the fiscal year. The operating plan, and consequently the target levels for the performance objectives, represent Intevac’s confidential internal goals for its business, financial and operational strategies. Neither the target levels nor Intevac’s operating plan or the internal goals – nor, just as importantly, objectives contained therein – are released or disclosed to the public.
As discussed below, Intevac believes that disclosure of the information would cause competitive harm to Intevac.
Intevac operates in two business segments, each of which is highly competitive. Management believes that Intevac’s competitors regularly review all of its publicly available information to obtain detailed information that may be helpful to them in competing with Intevac and in developing their own respective strategies. Intevac also believes that many, if not most, of its customers and suppliers review its publicly available information. Disclosure of cash bonus performance targets could allow competitors to gain insight into anticipated actions of Intevac, which could give them a competitive advantage, as discussed below. Likewise, customers and suppliers could use this information to increase their bargaining leverage with Intevac, and, in Intevac’s business, success is often driven by the difference in prices between those at which Intevac buys raw materials and those at which it sells its products, as also discussed below. Thus, Intevac believes that disclosure of specific target information for cash bonuses can result in significant competitive harm to Intevac.
Several of the specific ways in which the disclosure of the specific target levels could be detrimental to Intevac are summarized below.
Financial analysts at Intevac’s competitors can review Intevac’s targets and, by combining these with publicly available information, develop models of what business actions Intevac may take moving forward, thus putting Intevac at a competitive disadvantage. As one example, if Intevac’s performance targets indicate Intevac expects strong profits and growth in one or more business units, new competitors may be encouraged to enter those markets, and existing competitors may be encouraged to expand capacity, and/or aggressively pursue our customers. Similarly, disclosure of targets relating to business development, product quality and strategic initiatives can reveal to competitors such information as: (i) customers, either specific or generally, that Intevac intends to target, thus enabling the competitor to either to target themselves or else avoid targeting the same customers; (ii) new systems, products or product improvements that Intevac intends to develop, thus giving the competitors advance warning and time to respond to or preempt Intevac’s innovations; (iii) performance issues or defects that have been found in Intevac’s product and which it is trying to address, thus enabling competitors to stress these shortcomings in competing with Intevac for the same customers; and (iv) new markets that Intevac is considering, but has not announced, entering, thus giving potential future competitors who are established in those markets opportunities to denigrate Intevac’s plans and product offerings before they have even been completed or announced.
Also, Intevac’s competitors could further use the disclosure of Intevac’s performance target levels to claim to customers or other third parties that their performance targets are higher than Intevac’s, and therefore their business is more successful or robust than Intevac’s. This is particularly true for larger competitors or competitors who are not subject to similar reporting requirements. Because of their larger sizes, certain competitors (such as FLIR Systems, Inc., in Intevac’s Photonics division’s market) may not be required to disclose performance targets similar to Intevac’s for their product lines that are competitive to Intevac’s, and as such would not be disclosing the same level of detail about their quantitative business, financial and operational strategies for the comparable business. Similarly, Intevac’s competitors that are not publicly traded (such as Anelva in Intevac’s Equipment division’s market) have no comparable reporting requirements. Disclosure by Intevac of its performance target levels without having a corresponding opportunity to access similar information from its competitors would place Intevac at a strategic disadvantage.
Intevac also believes that disclosure of specific targets places it at a negotiating disadvantage with customers and suppliers. Disclosure of specific targets obviously gives these entities information on expected or target profits, margins, and growth. Combining these specific targets with other information available to them in the market and in public documents, these entities can obtain indications of Company and/or business unit strategies and other information, which are key to Intevac’s strategy and competitive position. For example, providing customers with a window into the details of Intevac’s product pricing plans and goals, while revealing to suppliers details of Intevac’s cost levels and reduction targets is likely to enable these two groups to exert greater pressure on Intevac’s ability to maintain gross margins at a high enough level to generate net income and positive cash flow (or in recent periods net losses and negative cash flows smaller than would otherwise be the case).
More particularly, from the perspective of Intevac’s customers, if they determine from the disclosed performance target levels that Intevac expects to have strong earnings and margins, they may be much more aggressive in negotiating lower prices for Intevac’s products, which will lower our margins and harm our results. In the past, Intevac has faced this kind of pressure from its customers when Intevac has reported strong results from a prior period. This issue will be exacerbated if customers have this type of information on a forward-looking basis. In the opposite situation, if performance targets signal anticipated weakness, customers may feel more empowered to negotiate more aggressively with Intevac under the belief that their business may be highly important for Intevac to retain. Having specific target information would enhance the bargaining power of Intevac’s customers and make it much more difficult to increase and/or maintain prices and margins, which would cause significant harm to Intevac.
The issues Intevac could face with suppliers would be similar to those faced with its customers. For example, if Intevac’s suppliers determine from the disclosed target levels that Intevac expects strong earnings and margins, they are more likely to aggressively negotiate higher prices from Intevac. Again, this disclosure would enhance the bargaining position of Intevac’s suppliers and make it much more difficult to obtain the lowest prices that might otherwise be available to us, and thus harming Intevac.

In summary, Intevac believes disclosure of the cash bonus performance targets is likely to make it substantially more difficult for Intevac to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be detrimental to Intevac stockholders. Intevac believes this could result in a materially adverse impact on its stock price and negatively affect its stockholders.
Given the harm that Intevac believes disclosure of the cash bonus performance targets may cause, in lieu thereof, we will provide additional disclosure on how difficult it will be to achieve the undisclosed target levels in our future proxy statements, as permitted by Instruction 4 to Item 402(b) of Regulation S-K Intevac anticipates future disclosures may read substantially as follows:
In general, performance targets for the MBO goals are set at aggressive levels, such that they anticipate performance in excess of what would be considered normal performance in the expected economic environment. The Chief Executive Officer recommends the MBO goals to the Compensation Committee, and these goals are typically considered stretch goals and therefore perceived by the Compensation Committee to be reasonably difficult to achieve. The performance measures established by the Committee to determine payouts under the plan are tied both to the Company’s actual Proforma Annual Income before Income Taxes and to the individual’s MBO goals. Even where the Proforma Annual Income before Income Taxes target is achieved, the actual payout to each participant employee depends on his or her MBO goal achievement for the measurement period. The performance measures at both the Company and individual levels are aggressive and difficult to achieve, and if achieved at 100% would exceed the Company’s operational and financial expectations for the measurement period. Due to their challenging nature, historical achievement of performance goals has fluctuated from year to year. In 2006, when business results exceeded planned levels the named executive officers generally outperformed or met their individual MBO goals; they thus received bonuses greater than 100% of target levels. In 2007, business results were less than planned, and the named executive officers received bonuses less than 100% of target levels. In early fiscal 2008, achievement of the target business results was believed to be attainable with significant effort, but because of difficult market conditions within the industry, achievement was not believed to be certain. In fact, the Company did not achieve the target performance level for fiscal 2008. As a result, no bonuses were paid to the named executive officers for fiscal 2008.
Stock Options
8. We note from your discussion on page 21 that you refer to various factors in setting the size of the equity grant to executive officers, such as “business conditions, company performance, the competitive climate, market data, expense of grants and other appropriate factors.” In your future filings, as applicable, please provide more specific and substantive analysis and insight into how the Compensation Committee made its equity grant determinations with respect to each named executive officer. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual amount of the equity grant that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
Response:
The goal of Intevac’s long-term, equity-based incentive awards is to align the interests of named executive officers with shareholders and to provide each named executive officer with an incentive to manage Intevac from the perspective of an owner with an equity stake in the business. As disclosed in the Company’s filings, the Compensation Committee determines the size of the long-term, equity-based incentives according to each named executive officer’s position within Intevac and sets a level it considers appropriate to create a meaningful opportunity for reward predicated on increasing shareholder value. The Compensation Committee has established guideline ranges for grants to the named executive officers. Intevac will provide more specific and substantive analysis with respect to the Compensation Committee’s decisions regarding the level of the individual equity-based awards to the named executive officers in future proxy statements.
Intevac anticipates future disclosures may read substantially as follows and will provide an additional explanation to the extent the Compensation Committee revises the guideline ranges or deviates from them in determining equity grants:
Stock Options
In order to determine the overall level of stock option grants to each named executive officer, the Compensation Committee annually reviews and, when needed, revises the Company’s grant guideline ranges for each level in the organization. These guideline ranges are established based on market competitive practices and adjusted each year as warranted based on changes in the competitive market. In addition to competitive pay practices by individual, the overall level of stock option grants also takes into account the number of shares in the 2004 Equity Incentive Plan available to grant, stock option overhang as a percent of Common Stock outstanding, the total number of shares granted as a percentage of shares outstanding, and projected compensation expense related to employee stock options.
Each executive level is assigned a range of option grants for the Committee’s evaluation when making individual grant decisions based on these factors. Individual grants decisions then take into account factors such as each executive’s recent performance, level of responsibility, job assignment, the competitive climate, market data, and outstanding stock options. Each of these factors is considered by the Committee, in its judgment, and the relative weight given to each of these factors varies among individuals at the Compensation Committee’s discretion.
Exhibit 32.1
9. We note that your certifications filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 are not properly dated. Please file an amendment to your Form 10-K that includes the entire periodic report and a new, currently dated 906 and 302 certifications.

Response:
In July, 2009 Intevac will file a Form 10-K/A amending its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The certifications required by Sections 906 and 302 of the Sarbanes-Oxley Act of 2002 will be re-executed and re-filed as exhibits to the amendment.

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Intevac acknowledges that:
•	Intevac is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Intevac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or questions regarding this filing to me at (408) 588-2140 or to Kevin Soulsby, Controller of the Company, at (408) 496-2837.

Very truly yours,
/s/ Jeffrey S. Andreson
Jeffrey S. Andreson
Executive Vice President and Chief Financial Officer

cc:	David S. Dury, Chair, Audit Committee of the Board of Directors
Kevin Fairbairn, Chief Executive Officer
Kevin Soulsby, Corporate Controller
Jacqueline Akerblom, Grant Thornton LLP
Melissa Hollatz, Wilson Sonsini Goodrich & Rosati